                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

     For the month of March 2004
                      ----------

                        Woori Finance Holdings Co., Ltd.
                        --------------------------------
                 (Translation of registrant's name into English)

                 203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea
                 -----------------------------------------------
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F  X    Form 40-F
                                  ---             ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    -----

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    -----

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes       No  X
                                  ---      ---

Exhibit 99.1

         Results of Woori Bank's annual general meeting of shareholders for the fiscal year 2003

The annual general meeting of shareholders of Woori Bank, a wholly owned subsidiary of Woori Finance Holdings, was held on March 25, 2004, and all three agenda items listed below were approved and ratified as originally proposed.

Key details relating to the annual general meeting of shareholders

     .    Meeting Date: March 25, 2004

     .    Agenda items:
          1)   Approval of financial statements for the fiscal year 2003
          2)   Partial amendment to the Articles of Incorporation
          3)   Appointment of directors
               a)   Standing Directors
                    -    Young-Key Hwang (New)
                    -    Chong-Hwi Lee (New)
                    -    Jong-Koo Min (New)
                    -    Hwan-Kyun Park (New)
               b)   Non-standing Directors
                    -    Young-Ju Park (New)
                    -    Taek-Soo Han (Incumbent)
                    -    Jun Park (New)
                    -    Sang-Kee Min (New)
                    -    Young-Ha Kim (Incumbent)
                    -    Young-Yong Kim (Incumbent)

Exhibit 99.2

         Results of Woori Card's annual general meeting of shareholders for the fiscal year 2003

The annual general meeting of shareholders of Woori Card, a wholly owned subsidiary of Woori Finance Holdings, was held on March 25, 2004, and all two agenda items listed below were approved and ratified as originally proposed.

     .    Meeting Date: March 25, 2004

     .    Agenda items:
          1)   Approval of financial statements for the fiscal year 2003
          2)   Announcement of Annual Report

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               Woori Finance Holdings Co., Ltd.
                                               ---------------------------------
                                               (Registrant)




     Date: March 25, 2004                      By:  /s/  Won Gihl Sohn
                                               ---------------------------------
                                               (Signature)

                                               Name:    Won Gihl Sohn
                                               Title:   Managing Director